UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2021 RESULT AND BUSINESS UPDATES

Seoul, South Korea – February 14, 2022– GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its selected preliminary unaudited financial result for the fourth quarter ended December 31, 2021 and business updates.

PRELIMINARY UNAUDITED FOURTH QUARTER 2021 FINANCIAL RESULT

Revenue and operating profit

Tentative consolidated revenue for the fourth quarter of 2021 is KRW 97 billion and operating profit is KRW 10 billion. The preliminary fourth quarter result is mainly attributed by decreased revenues from Ragnarok X: Next Generation in Southeast Asia, Ragnarok Online in Taiwan, and Ragnarok Origin in Japan and Korea representing a 24.6% decrease QoQ. This decrease is partially offset by increased revenue from Ragnarok Origin launched in the United States and Canada on November 10, 2021.

Unaudited preliminary consolidated revenue for 2021 is KRW 414 billion and operating profit is KRW 97 billion.

The preliminary 2021 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2021, will be provided by our annual report for the fiscal year ended December 31, 2021 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 247 billion as of December 31, 2021.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Gravity Game Hub PTE., Ltd., a subsidiary in Singapore, is going to launch Ragnarok Online in the Philippines, Singapore and Malaysia in February, 2022.

The Labyrinth of Ragnarok and Ragnarok Poring Merge

The Labyrinth of Ragnarok, a Time Effective MMORPG mobile game, and Ragnarok Poring Merge, a Time Effective RPG mobile game, are preparing to be designed as blockchain games combined with NFT items and P2E systems. The games are targeting to be launched in Southeast Asia in the first half of 2022.

Ragnarok Online IP-based Games

•Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin was launched in the United States and Canada on November 10, 2021. The game is planning to be launched in additional markets within the year of 2022.

•Other Ragnarok Online IP-based games

Ragnarok V: Returns, a MMORPG mobile and PC game, is expected to hold the closed beta test (“CBT”) for mobile game version in Oceania in February, 2022. The game is scheduled to run the second CBT for mobile and PC game version, and is targeting to be launched in the second quarter of 2022. The game has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Ragnarok Begins, a MMORPG mobile and PC game, is scheduled to run the second CBT for mobile and PC game version in the second half of 2022. The game has been developed by Gravity.

Ragnarok Monster’s Arena, a Card SRPG mobile game, started the CBT in Taiwan, Hong Kong and Macau on January 19, 2022, and is scheduled to be launched in the first half of 2022.

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile game, was launched in the Philippines, Singapore and Malaysia on December 13, 2021 and in North America and Brazil on January 13, 2022. The game is preparing to provide PC game service on Steam in global in March, 2022, and has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Other IP games

PALADOG TACTICS, a SRPG mobile game, will run CBT and is scheduled to be launched in March, 2022. The game has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Our New Subsidiary

Gravity established Gravity Game Vision Limited ("Gravity Game Vision"), a subsidiary in Hong Kong, on January 5, 2022. Gravity will expand various game services including Ragnarok Online IP based games throughout Gravity Game Vision in Hong Kong and China regions.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, preliminary results of the fourth quarter in 2021 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2021 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Hye Ji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: February 14, 2022